NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 12, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corporation,
Minimum Return Equity Appreciation Growth
LinkEd Securities "Basket EAGLES," due
August 2, 2010 Linked to a Basket of Energy
Stocks, is being effected because the
Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on August 2, 2010.

The security was suspended by the
Exchange on August 2, 2010.